EXHIBIT 99.1
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ABITIBI-CONSOLIDATED INC.
SECOND QUARTER REPORT TO SHAREHOLDERS


$147 MILLION NET EARNINGS IN SECOND QUARTER 2003

Abitibi-Consolidated reported second quarter net earnings of $147 million, or 34 cents a share compared to $203 million, or 46 cents a share in the same quarter of 2002. Included in the current quarter's results is an after-tax gain of $246 million compared to $211 million in the second quarter of 2002 on translation of foreign currencies, primarily from the Company's debt which is mainly denominated in U.S. dollars. The weighted average number of shares outstanding remained constant at 440 million during these periods.

Net sales were $1,210 million in the second quarter of 2003 compared to $1,327 million in the second quarter of 2002. The operating loss from continuing operations was $46 million in the second quarter of 2003 compared to an operating profit from continuing operations of $94 million for the second quarter of 2002.

Lower operating profit from continuing operations in the second quarter of 2003 resulted mainly from lower selling prices for value-added groundwood papers and lumber as well as higher newsprint cost of goods sold. The positive impact of the provision reversal for countervailing and antidumping duties during the second quarter of 2002 and the impact of a stronger Canadian dollar in 2003 also help explain the year over year variance. These factors were partially offset by higher newsprint selling prices in North America and higher wood products sales volume.

Financial expenses were down by $18 million compared to the second quarter of 2002, primarily attributable to lower interest costs due to debt repayment, following the sale of 75% of the Saint-Felicien, Quebec pulp mill in August of 2002, as well as the impact of a stronger Canadian dollar.

For the six-month period ended June 30, 2003, net earnings amounted to $328 million compared to $153 million in the same period last year. On a per share basis, the Company recorded net earnings of $0.75 compared to $0.35 in the same period of 2002. The weighted average number of shares outstanding remained constant at 440 million during these periods.

Net sales were $2,402 million in the six-month period ended June 30, 2003 compared to $2,522 million in the same period last year. The operating loss from continuing operations was $81 million compared to an operating profit from continuing operations of $135 million for the same period of 2002.

Table 1 shows how certain specific items have affected the Company's results in the reporting periods. The Company believes that it is useful supplemental information as it provides an indication of net earnings (loss) excluding these specific items. Readers should be cautioned however that this information should not be confused with or used as an alternative for net earnings determined in accordance with the Canadian Generally Accepted Accounting Principles (GAAP) as an indicator of performance.

         Table 1: Impact of specific items
                                                                     In millions of dollars
                                                                   (except per share amount)
                                                     -------------------------------------------------------
                                                           Second quarter              Six-month period
                                                     ---------------------------    ------------------------
                                                            2003           2002          2003          2002
                                                     ------------    -----------    ----------    ----------
         Net earnings as reported                           $147           $203          $328          $153
            (In accordance with GAAP)
             $ per share                                   $0.34          $0.46         $0.75         $0.35

         Specific items (after taxes):
           Gain on translation of foreign
            currencies                                      (246)          (211)         (485)         (208)
           Income tax adjustments                                             2           (32)            3
           Reversal of CVD/AD                                               (22)                        (13)

                                                     ------------    -----------    ----------    ----------
         Loss excluding specific items                      ($99)          ($28)        ($189)         ($65)
            (Not in accordance with GAAP)
             $ per share                                  ($0.23)        ($0.07)       ($0.43)       ($0.15)

The Company recorded an after-tax gain on translation of foreign currency of $246 million in the second quarter of 2003 compared to $211 million for the corresponding quarter of last year. This gain is largely attributable to the impact of the strengthening Canadian dollar on the Company's long-term U.S. dollar debt.

In the second quarter of 2002, Abitibi-Consolidated reversed an after tax amount of $22 million for excess countervailing and anti-dumping duties (CVD/AD) that had been provided for in previous quarters but found to be unnecessary as a result of the final determination issued by the U.S. International Trade Commission (USITC) on May 22, 2002. From that date, the Company has paid these duties, in accordance with the prescribed levies.


OVERVIEW OF RESULTS

Operating profit (loss) from continuing operations per business segment for the periods ended June 30 was as follows:


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

         Table 2: Operating profit (loss) from continuing operation
                                                           In millions of dollars
                                             ----------------------------------------------------
                                                 Second quarter             Six-month period
                                             ------------------------    ------------------------
                                                   2003         2002         2003           2002
Newsprint                                          (13)            0         (31)             (4)
Value-Added Groundwood  Papers                      (8)           36          (5)             72
Wood Products                                      (25)           58         (45)             67
                                             -----------    ---------    ---------    -----------
                                                   (46)           94         (81)            135



NEWSPRINT, VALUE-ADDED GROUNDWOOD PAPERS AND WOOD PRODUCTS


NEWSPRINT

North American demand for newsprint increased by 0.7% in the first half of 2003 compared to the same period in 2002, according to the Pulp and Paper Products Council (PPPC). Publishers' advertising lineage was positive over the first five months of 2003, up 1% compared to the same period of 2002. In June, advertising lineage is expected to be stronger among major U.S. publishers. North American exports performed well in the first half of 2003, up 1.8% compared to 2002.

According to the PPPC, at the end of June 2003, total producer and customer newsprint inventories were 33,000 tonnes higher than at the end of June 2002 and 105,000 tonnes lower than the previous quarter. U.S. Daily Newspaper inventories increased from 38 days of supply at the end of June 2002 to 40 days of supply for the same period this year. The Company's inventories destined to international markets decreased by 22,000 tonnes in the second quarter of 2003, compared to the first quarter 2003, while its inventories destined to North American customers rose slightly but remained at low levels.

Shipments of Company newsprint in the second quarter of 2003 were 1,179,000 tonnes compared to 1,185,000 tonnes in the second quarter of 2002. During the second quarter of 2003, the Company took 226,000 tonnes of market-related downtime in order to adjust production according to its order book. This includes 140,000 tonnes of downtime resulting from the indefinite idling of the Sheldon, Texas mill, and a machine at the Port-Alfred, Quebec mill. The Company will continue to take market-related downtime in order to balance its inventory and production with orders. Despite higher selling prices in North America, mill nets for newsprint were at the same level as the corresponding period last year due to the stronger Canadian dollar and lower prices in other markets.


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

The Company foresees a continued recovery of newsprint consumption as the U.S. economy is forecasted to strengthen in the second half of 2003. During the quarter, the Company announced a price increase of US$50 per tonne effective August 1, 2003 for its North American customers. Also, effective June 1, 2003, the Company adjusted the previously announced price increase of US$50 per tonne effective March 1, 2003 to US$35 per tonne. Finally, the Company announced price increases of between US$50 and US$75 per tonne for new orders from international markets including South America, Asia and the Middle East that will be implemented in the third quarter of 2003.

On a per tonne basis, the Company's cost of goods sold in the second quarter of 2003 was 2% higher than in the same quarter of 2002. This was mainly due to cost increases in energy and fibre partly offset by the benefits of its focused downtime strategy, a higher operating rate and the impact of a stronger Canadian dollar to the Company's U.S. mills' costs.


VALUE-ADDED GROUNDWOOD PAPERS

According to the PPPC, North American demand for uncoated groundwood papers increased 3.6% in the first two months of the second quarter of 2003 compared to the same period of 2002. This increase is largely due to continued growth in the insert/flyer and catalog markets.

Shipments of Company value-added paper grades totalled 455,000 tonnes in the second quarter of 2003, compared to 453,000 tonnes in the same period of 2002. Mill nets for the value-added segment were 11% lower than the corresponding period last year as a result of lower prices and a stronger Canadian dollar.

During the second quarter of the year, the Company partially implemented the announced price increases for its ABIbriteTM, ABIbookTM and ABIcalTM grades. The Company believes market demand for these products will continue to improve and that its uncoated groundwood sales volume will perform well as the U.S. economy strengthens in the second half of 2003.

On a per tonne basis, the Company's cost of goods sold in the second quarter of 2003 was approximately the same as in the second quarter of 2002. Lower usage, mainly in labour, energy and wood chips coupled with the impact of a stronger Canadian dollar to the Company's U.S. mill's costs were offset by increases in the price of fibre and energy.


WOOD PRODUCTS

U.S. housing starts increased from an annual rate of 1.709 million units during June of 2002 to 1.803 million units during June of 2003. High housing starts in June were a reflection of the low interest rate environment and the construction recovery as a result of poor weather conditions earlier in the year in the Eastern part of the U.S. Depending on


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

the product, market prices for lumber have improved by approximately 16% to 19% at the end of June compared to the end of May, reflecting seasonal demand and capacity reduction resulting from various mill closures across the industry.

Sales volume in the second quarter of 2003, totalled 535 million boardfeet (MBf) compared to 461 MBf for the same period in 2002. Lumber prices decreased by 15% during the second quarter of 2003 compared to the same period last year, reflecting uncertainty in the market. Average mill nets for the second quarter of 2003 were 41% lower than in the same quarter in 2002 as a result of lower prices, higher CVD/AD duties paid due to their implementation in the middle of the second quarter in 2002 and the reversal of the CVD/AD provision in 2002 for a pre-tax amount of $32 million.

The joint-venture the Company formed with Louisiana-Pacific Canada Ltd. (Abitibi-LP) began producing I-joists in May of 2003 and is scheduled to reach commercial production during the third quarter. The conversion of the Saint-Prime, Quebec sawmill to produce bedframe components and utility planking has been completed and the expansion of the La Dore, Quebec sawmill to produce finger-jointed lumber is on schedule and on budget.

On May 27, 2003, the World Trade Organization issued its interim final determination on the countervailing duty issue. It confirmed the preliminary decision that ruled largely in Canada's favour. On July 17, 2003, a North American Free Trade Agreement panel (NAFTA) issued its decision on the anti-dumping duty, ordering the U.S. Department of Commerce to recalculate within 60 days its flawed determination of duties on individual Canadian companies. The Company believes its antidumping rate will be reduced as a result of this recalculation. A separate decision from the NAFTA panel on countervailing duty is expected on August 15, 2003. During the second quarter, Canadian and U.S. trade officials have resumed discussions regarding an interim agreement to settle the softwood lumber dispute. The Company believes that stability will return to the lumber market once this current dispute is resolved. Abitibi-Consolidated has paid and expensed $20 million for countervailing and anti-dumping duties during the second quarter of 2003 and $39 million for the six-month period ended June 30, 2003.


OTHER SIGNIFICANT EVENTS

On June 26, 2003, Nature Conservancy of Canada and Abitibi-Consolidated announced the creation of a new protected area at the Lloyd's River Escarpment in central Newfoundland. The 768-hectare (1,897-acre) gift of wilderness property from Abitibi-Consolidated will provide critical habitat for the endangered Newfoundland Pine Marten as well as greater sanctuary for the declining population of the Canada Lynx.

On June 16, 2003, the Company implemented a Small Shareholder Selling Program that enables registered and beneficial shareholders who own 99 or fewer common shares of Abitibi-Consolidated, to sell their shares without incurring any brokerage commission. The voluntary program will expire on September 12, 2003, unless extended.


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

Since January 1, 2003, Abitibi-Consolidated has had an option to purchase its partner's 50% interest in Alabama River Newsprint Company and Alabama River Recycling Company (Alabama joint-venture) at a pre-determined nominal amount. Because of this option, in accordance with GAAP, the Company is deemed to control the Alabama joint-venture. Consequently, Abitibi-Consolidated has included the Alabama joint-venture's complete financial results, assets and liabilities in its Consolidated Financial Statements as of that date, adding US$68 million of debt to its Balance Sheet as at June 30, 2003.

On September 19, 2001, the Company entered into a partnership (Exploits River Hydro Partnership) with Central Newfoundland Energy Inc., a non-regulated subsidiary of Fortis Inc., to further develop hydroelectric potential in Newfoundland. Abitibi-Consolidated holds a 49% interest in the partnership. The first phase of the project is operational and has passed the necessary tests for final approval by Newfoundland and Labrador Hydro. The second and final phase is scheduled to be commissioned in the fourth quarter of 2003.


DIVIDENDS

On June 11, 2003, the Company's Board of Directors declared a dividend of $0.025 per share payable on July 2, 2003 to shareholders of record as at June 23, 2003.

The Company's Board of Directors made the decision to reduce the quarterly dividend from $0.10 per share to $0.025 in light of market and currency exchange conditions. As the market continues its recovery and free cash flow levels improve, the Company will consider increasing its dividend payment in the future.


FINANCIAL POSITION AND LIQUIDITY

Cash generated from continuing operating activities totalled $189 million, or $0.43 per share for the second quarter ended June 30, 2003, compared to $230 million, or $0.52 per share in the corresponding period of 2002. The reduced cash flows from operating activities is mainly due to lower operating profit from continuing operations partly offset by the reduction in cash required for operating working capital components, specifically lower accounts receivable.

Capital expenditures were $94 million for the six-month period ended June 30, 2003 compared to $107 million in the corresponding period last year. The modernization of Abitibi-Consolidated's hydroelectric generating facilities at Iroquois Falls, Ontario is progressing both on schedule and on budget. The $181 million project to convert the newsprint machine at the Alma, Quebec mill to Equal OffsetTM began in the first quarter of 2003. Engineering work is progressing and major equipment components have been ordered. The project is both on budget and on schedule for a start-up in the second


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

quarter of 2004. In light of existing market conditions the Company has reduced its capital expenditures program by 10% to approximately $270 million in 2003.

Total long-term debt amounted to $5,116 million for a ratio of net debt to total capitalization of 0.604, as at June 30, 2003, compared to $5,633 million or a net debt to total capitalization ratio of 0.635 at December 31, 2002. The reduction of $517 million of long-term debt is mainly due to the strengthening of the Canadian dollar as most of the Company's debt is denominated in U.S. currency, the effect of which was partly offset by the consolidation of 100% of the Alabama joint-venture. Going forward, the Company remains committed to applying free cash flows to the reduction of long-term debt.

The Company has ongoing programs to sell up to US$500 million of accounts receivable, with minimal recourse, to major financial institutions. Under these programs, the outstanding balance in Canadian dollars, as at June 30, 2003 was $492 million compared to $472 million at December 31, 2002.

On June 18, 2003, Abitibi-Consolidated announced a global public offering of US$150 million 5.25% notes due 2008 and US$350 million 6% notes due 2013. The net proceeds from the offering were used to repay outstanding debt under existing credit facilities. As a result, the total debt of the Company remained at the same level. In connection with the offering, the Company and its lenders have agreed to reset the maturity dates for the Company's $500 million 364-day and $300 million multi-year revolving credit facilities to June 30, 2005, from December 17, 2003, and December 30, 2005 respectively. The revolving credit facilities have substantially the same terms and conditions as in the prior agreement, except for certain amendments, providing the Company with increased financial flexibility. These amendments became effective upon completion of the offering. They include a net funded debt to capitalization ratio and an interest coverage ratio as shown in Table 3. The required interest coverage ratio is essentially EBITDA to net interest charges on a trailing 12-month basis.

Table 3: Covenants

Debt to Equity Ratio:
  Net Funded Debt to Total Capitalization 70% or lower

Interest Coverage Ratio (on a trailing 12-month basis):

      1.25 times or more                For the second quarter of 2003
      1.00 times or more                For the third and fourth quarter of 2003
      1.25 times or more                For the first and second quarter of 2004
      1.50 times or more                For the third and fourth quarter of 2004
      2.00 times or more                From 2005


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

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS

In the quarter ended June 30, 2003, the Company did not make any significant changes in, nor take any significant corrective actions regarding, its internal controls, or other factors that could significantly affect such internal controls. The Company's CEO and CFO periodically review the Company's disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the second quarter, the Company's CEO and CFO were satisfied with the effectiveness of the Company's disclosure controls and procedures.

OVERSIGHT ROLE OF AUDIT COMMITTEE

The Audit Committee reviews, with Management and the external auditor, the Company's quarterly MD&A and related Consolidated Financial Statements and approves the release to shareholders. Management and the internal auditor of the Company also periodically present to the Committee a report of their assessment of the Company's internal controls and procedures for financial reporting. The external auditor periodically prepares a report for Management on internal control weaknesses, if any, identified during the course of the auditor's annual audit, which is reviewed by the Audit Committee.


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